EXHIBIT 99.1

Intellipharmaceutics Announces Downgrade to OTC Expert Market

TORONTO, Ontario, June 14, 2024 - Intellipharmaceutics International Inc. (OTCQB:IPCIF and TSXV:IPCI.H) (“Intellipharmaceutics” or the “Company”) announced today that its common stock, currently traded on the OTCQB market, is expected to be downgraded to the OTC Expert Market on June 17, 2024 as a result of the Company not filing its Form 20-F for the year ended11/30/2023.

Quotes in the Expert Market are “Unsolicited Only.” This means broker-dealers may use the Expert Market to meet their Best Execution responsibilities under FINRA Rules and publish unsolicited quotes representing Limit Orders from retail and institutional investors who are not affiliates or insiders of the company. Quotations in Expert Market securities are restricted from public viewing. Only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities.

The Company also remains subject to a cease trade order issued by the Ontario Securities Commission on March 5, 2024 for failing to file  its annual audited financial statements, management’s discussion and analysis, annual information form, and related certifications for the year ended November 30, 2023. Refer to press release issued March 6, 2024.

There is no assurance that the Company will be able to remedy its filing default in a timely manner or at all. The Company will issue a further news release when the required filings have been made.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

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Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations related to the filing of our required filings and the timing thereof; the duration and subsequent revocation of the downgrade to the OTC Expert Market; and statements concerning our business, health regulatory submissions, strategy, future operations, future financial position, and risks or uncertainties related to our ability to comply with OTC Markets, stock exchange and securities law requirements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “expect”, “should”, “believes”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedarplus.ca and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416.854.0909

iodidi@intellipharmaceutics.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term in defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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